CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

I, Barry Devlin, M.Sc., P. Geo. And Vice President of Exploration for Endeavour Silver Corp. (the “Company”) am the Qualified Persons for certain technical information set out in the Annual Information Form of the Company dated as of April 3, 2008 (the “AIF”), and section 4.4 in particular, and the Annual Managements Discussion and Analysis for the Year Ended December 31, 2007 dated as of April 3, 2008 (the “MD&A”) and by cross reference to the US Securities Exchange Commission Form 40-F Statement for the fiscal year ended December 31, 2007 (the ‘Form 40-F). I confirm that I am currently preparing the supporting NI 43-101 Technical Report on the Resource and Reserve Estimates for the Gunacevi Mines Project, Durango State, Mexico (the “Report”) and to be dated April 1, 2008 for filing with the above regulators. I do hereby consent to the incorporation of the technical disclosure as set out in the AIF and the MD&A. I have reviewed this technical disclosure as set out in that AIF and that MD&A and confirm that it fairly and accurately represent the disclosure that I am responsible for.

Dated this 3rd. Day of April, 2008.

“Barry Devlin”
____________________
Barry Devlin, M.Sc., P. Geo.